     Paris, November 17, 2005.

Note: This press release contains consolidated, unaudited, earnings established under IFRS.
Vivendi Universal Delivers Strong
First Nine Months 2005 Results
•	Revenues amounted to €14,005 million, showing an organic growth (comparable basis1), of 8%, when compared to the first nine months of 2004.

•	Earnings from operations amounted to €2,999 million. On a comparable basis, earnings from operations were €2,971 million, compared to €2,393 million for the same period in 2004, a rise of 24%.

•	Adjusted net income[2], attributable to equity holders of the parent, amounted to €1,687 million, compared to €974 million for the same period in 2004, a rise of 73%. Earnings per share increased from €0.85 to €1.47.

•	Earnings, attributable to equity holders of the parent, were €1,907 million, compared to €1,845 million for the same period in 2004. The Consolidated Global Profit Tax System’s positive impact amounted to €391 million versus €750 million for the same period in 2004 for which three-quarters of the 2005 expected tax savings were recorded in the third quarter of 2004. Excluding this non recurring item, the earnings, attributable to equity holders of the parent, would have increased €450 million, a rise of more than 30%.

[1]	For a definition of comparable basis see Appendix IV.

[2]	For a definition of adjusted net income see Appendix III.

Comments on the Group’s results for the first nine months of 2005
Consolidated revenues amounted to €14,005 million compared to €12,759 million in the first nine months of 2004. On a comparable basis, revenues amounted to €13,960 million compared to €12,960 million, an increase of 8% (+8% at constant currency). Each of the businesses contributed to this performance.
Earnings from operations amounted to €2,999 million compared to €2,375 million in the first nine months of 2004.
This 26% increase was achieved thanks to higher revenues (particularly at SFR, Maroc Telecom and Vivendi Universal Games), combined with efficient cost control within the Group (mainly at SFR, Vivendi Universal Games and UMG), and a reduction in restructuring costs (notably at UMG and Vivendi Universal Games). Finally, earnings from operations for the first nine months of 2004 included non-recurring costs at Vivendi Universal Games. On a comparable basis, earnings from operations increased by 24% (24% at constant currency), to €2,971 million compared to €2,393 million in the first nine months of 2004.
Income from equity affiliates amounted to €225 million compared to €218 million in the first nine months of 2004. In the first nine months of 2005, income from equity affiliates included nine months of equity in NBC Universal’s earnings (€255 million) compared to 142 days in the first nine months of 2004 (€65 million) representing a €190 million increase. Due to the uncertainty surrounding the ownership of Elektrim Telekomunikacja’s (Telco) stake in PTC, Vivendi Universal has accounted for Telco using the equity method based on financial statements in which PTC is no longer consolidated. As a consequence, Vivendi Universal’s equity in Telco’s earnings is nil as of September 30, 2005 (compared to a profit of €107 million for Telco including a capital gain of €49 million on the divestiture of Elnet, as of September 30, 2004).
Interest amounted to -€167 million compared to -€351 million in the first nine months of 2004. This positive development was achieved through a reduction in average borrowings (€6.6 billion in the first nine months of 2005 versus €9.9 billion in the first nine months of 2004). And a strong decrease in the average borrowing cost to 3.84%, from 5.08% in the first nine months of 2004.
Provision for income taxes amounted to -€537 million compared to -€121 million in the first nine months of 2004.
Vivendi Universal was admitted to use the Consolidated Global Profit Tax System by an order, dated August 22, 2004, for a five-year period beginning with the taxable year 2004. The Consolidated Global Profit Tax System’s impact was recorded for the first time in the third quarter of 2004 for €750 million corresponding to three-quarters of the 2004 expected tax savings (i.e. €362 million) and three-quarters of the 2005 expected tax savings (i.e. €388 million). In the first nine months of 2005, the impact of this agreement corresponded to €391 million, i.e. approximately three-quarters of the 2006 expected tax savings based on budget.
Adjusted net income, attributable to equity holders of the parent, amounted to €1,687 million (earnings per share of respectively €1.47 basic and €1.46 diluted) compared to €974 million (earnings per share of respectively €0.85 basic and €0.85 diluted) in the first nine months of 2004. This improvement of €713 million was mainly due to the increase in earnings from operations (+€624 million) and the reduction in the interest (+€184 million). The Consolidated Global Profit Tax System’s positive impact on the adjusted net income, attributable to equity holders of the parent, amounted to €386 million versus €362 million for the same period in 2004.

2/11

Earnings, attributable to equity holders of the parent, improved at €1,907 million (earnings per share of respectively €1,66 basic and €1,65 diluted) compared to €1,845 million in the first nine months of 2004 (earnings per share of respectively €1,62 basic and €1,61 diluted). The Consolidated Global Profit Tax System’s positive impact on the earnings, attributable to equity holders of the parent, amounted to €391 million versus €750 million for the same period in 2004 for which three-quarters of the 2005 expected tax savings were recorded in the third quarter of 2004. Excluding this exceptional item, the earnings, attributable to equity holders of the parent, would have increased €450 million.
Vivendi Universal’s business units:
Comments on first nine months and third quarter of 2005 earnings from operations
Universal Music Group
First Nine Months of 2005
Universal Music Group’s (UMG) revenues of €3,211 million were up 5% on a comparable basis3 and at constant currency.
UMG’s earnings from operations of €213 million were more than double the previous year, on a comparable basis at constant currency, due to the margin from higher sales volumes, and lower depreciation and restructuring costs.
Third Quarter of 2005
UMG’s revenues reached €1,119 million, down 1.5% on a comparable basis and at constant currency, versus a very strong third quarter of 2004.
UMG’s earnings from operations of €71 million grew 64% on a comparable basis at constant currency with lower operating costs and a reduction in restructuring and depreciation expenses offsetting the margin impact of lower sales volumes.
Vivendi Universal Games
First Nine Months of 2005
Vivendi Universal Games’ (VUG’s) revenues of €396 million were 88% above the previous year (up 92% at constant currency).
VUG’s earnings from operations were €20 million compared to a reported loss in 2004 of €200 million. This dramatic improvement was driven by the impact of much higher sales, coupled with lower operating expenses resulting from the global turnaround plan executed in 2004. The 2005 earnings from operations also benefited from an improvement related to the shift in overall business composition towards the higher margin subscription business World of Warcraft. These improvements integrated increased product development costs linked to recently acquired studios.
Earnings from operations in the first nine months of 2004 included approximately €85 million of non-recurring items relating to restructuring costs as well as the cancellation and write-offs of certain products.

[3]	Comparable basis illustrates the effect of the divestiture of UMG’s Music Clubs in the U.K. and France as if they had occurred on January 1, 2004.

3/11

Third Quarter of 2005
VUG’s revenues of €158 million were 151% above the prior year (up 151% at constant currency).
VUG’s earnings from operations were €7 million compared to a reported loss in 2004 of €32 million. This significant improvement was driven by the success of World of Warcraft, as well as the impact of higher sales from the third quarter launch of Hulk II, and the success in North America from the distribution of Delta Force: Black Hawk Down and FlatOut. These improvements integrated increased product development costs linked to recently acquired studios.
Canal+ Group
First Nine Months of 2005
Canal+ Group reported revenues of €2,560 million. On a comparable basis4, revenues were up €77 million, or +3% compared to the first nine months of 2004.
Canal+ Group’s earnings from operations were €295 million. Earnings from operations, in line with budgets, were slightly lower than the same period last year reflecting the company’s investment strategy, both in key premium content (Ligue 1 soccer, cinema) and acquiring subscribers.
During the first nine months of 2005, Canal+ gained more than 400,000 subscriptions with accelerating sales during the third quarter directly linked to the kick off of the new soccer season. From January to June, gross additions were up more than 20% year-on-year rising to nearly 50% between July and September.
Recruitments to CanalSat over the first half of the year were up 10% compared to the first half of 2004, accelerating to nearly 35% during the third quarter of 2005.
Earnings from operations of TKP/Cyfra+ in Poland were significantly up compared to September 2004 due to strong portfolio increase. The Group’s cinema activities posted a €15 million improvement (+39%) compared to last year.
Third Quarter of 2005
Canal+ Group reported revenues of €863 million. On a comparable basis, revenues increased by €76 million, i.e. up 10% compared to the third quarter of 2004.
Canal+ Group’s earnings from operations were €97 million, a 4% increase, on a comparable basis, compared to the third quarter of 2004, which represent a strong performance given the Group’s key investments in content and acquiring subscribers.
In this quarter, during which the contract for exclusive broadcasting of Ligue 1 soccer came into force, Canal+ Group saw accelerating subscription sales. Investments in acquiring subscribers will become profitable in 2006 when higher ARPU and the increased portfolio will come into full effect.
The Group’s other main operations posted increased earnings, particularly StudioCanal and TKP/Cyfra+ in Poland.
SFR
The closing, on August 22, 2005, of the merger between Cegetel and neuf Telecom, has led to the formation of the leading French alternative operator for fixed telecommunication services, and in accordance with IFRS, SFR’s fixed business — the Cegetel subsidiary — is no longer included in Vivendi Universal’s earnings from operations. Consequently, the figures published for SFR in 2004 and 2005 solely concern the mobile business.

[4]	Comparable basis mainly illustrates the impact of Canal+ Group’s dispositions of businesses (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred on January 1, 2004.

4/11

First Nine Months of 2005
SFR revenues grew 21.2 % to €6,475 million. On a comparable basis5, mobile telephony revenues were up 7.6%,
SFR’s earnings from operations rose by 10.4% to €2,032 million. On a comparable basis, mobile telephony earnings from operations were up 10.2%, mainly reflecting a 7.5% growth in network revenues (excluding rebilling of mobile termination between operators), these higher volumes of new customer recruitments lead to a slight increase of 0.3 percentage points in customer acquisition and retention costs to 11.2% of network revenues and the strict control of other costs.
Third Quarter of 2005
SFR achieved a revenue growth of 20.4% to €2,236 million. On a comparable basis, mobile telephony revenues were up 6.7%.
SFR’s earnings from operations grew 7.5% to €692 million. On a comparable basis, earnings from operations were up 7.0%, mainly reflecting a 5.8% growth in network revenues (excluding rebilling of mobile termination between operators), these higher volumes of new customer recruitments lead to an increase of 1.0 percentage point in customer acquisition and retention costs to 11.8% of network revenues and the strict control of other costs.
Maroc Telecom
First Nine Months of 2005
Maroc Telecom’s revenues at €1,380 million increased by 17%, compared to the same period last year (+16% at constant currency on a comparable basis6).
Maroc Telecom’s earnings from operations grew 12% to €565 million compared to the same period last year (+12% at constant currency on a comparable basis). Excluding the voluntary leaving plan charges accounted for during the first half, the growth of earnings from operations would be 18% (+17% at constant currency on a comparable basis).
Third Quarter of 2005
Maroc Telecom’s revenues of €503 million increased by 18% compared to the same period last year (+18% at constant currency).
Earnings from operations amounted to €225 million a 15% increase compared to the same period last year (+16% at constant currency on a comparable basis).
Important disclaimer
Vivendi Universal is quoted on the NYSE and on Euronext Paris SA. This press release contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, most of which are outside our control, notably: the risk that the 2005 prospects for adjusted net income may differ from forecasts made by the company, as well as the risks described in the documents Vivendi Universal has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi Universal. This press release contains forward-looking statements that can only be assessed on the day the press release is issued. Vivendi Universal does not undertake, not has any obligation, to provide, update or revise any forward-looking statements.

[5]	In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR Cegetel applying 2005 rate and illustrates the full consolidation of minority stakes in distribution subsidiaries .

[6]	Comparable basis illustrates the full consolidation of Mauritel as if this transaction had occurred on January 1, 2004.

5/11

Analyst conference
Speaker:
Jacques Espinasse
Member of the Management Board and Chief Financial Officer
Date:
Tuesday, November 17, 2005
2:30 PM Paris time — 1:30 PM London time — 8:30 AM New York time
Media invited on a listen-only basis
Numbers to dial:
Number in France: +33(0)1.70.70.81.78
Number in UK: +44(0)20.7784.1004
Number (US toll free): 1.866.239.0750 or (US toll): +1.718.354.1158
Replay details (replay available for 7 days):
France: +33(0)1.71.23.02.48 — Access code: 4571682#
UK: +44(0)20.7784.1024 — Access code: 4883789#
US: 1.866.883.4489 (Toll free) or +1.718.354.1112 — Access code: 4883789#
Internet: The conference can be followed on the Internet at http://vivendiuniversal.com/ir
The slides of the presentation will also be available online.
CONTACTS:

Media	Investor Relations

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 1 71 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

6/11

APPENDIX I
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF EARNINGS AND ADJUSTED STATEMENT OF EARNINGS FOR
THE FIRST NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(IFRS, unaudited)

CONSOLIDATED STATEMENT OF EARNINGS (a)			ADJUSTED STATEMENT OF EARNINGS (a)
	Nine Months Ended		Nine Months Ended
(In millions of euros, except per share amounts)	September 30,		September 30,
	2005	2004	2005	2004

Revenues	€14,005	€12,759	€14,005	€12,759	Revenues
Cost of revenues	(6,988)	(6,496)	(6,988)	(6,496)	Cost of revenues

Margin from operations	7,017	6,263	7,017	6,263	Margin from operations

Earnings from operations	2,999	2,375	2,999	2,375	Earnings from operations
Other income from ordinary activities	56	73	56	73	Other income from ordinary activities
Other charges from ordinary activities	(154)	(18)
Income from equity affiliates	225	218	225	218	Income from equity affiliates

Earnings before interest and income taxes	3,126	2,648	3,280	2,666	Earnings before interest and income taxes
Interest	(167)	(351)	(167)	(351)	Interest
Other financial charges and income	298	(290)

Interest and other financial charges and income	131	(641)	(167)	(351)	Interest and other financial charges and income

Earnings from continuing operations before income taxes	3,257	2,007	3,113	2,315	Earnings from continuing operations before income taxes
Provision for income taxes	(537)	(121)	(559)	(527)	Provision for income taxes (b)

Earnings from continuing operations	2,720	1,886	2,554	1,788	Earnings from continuing operations
Earnings from discontinued operations (c)	107	786

Earnings	€2,827	€2,672	€2,554	€1,788	Adjusted net income

Attributable to :					Attributable to :
Minority interests	€920	€827	€867	€814	Minority interests
Equity holders of the parent	1,907	1,845	1,687	974	Equity holders of the parent
% Change : + 73%
Earnings attributable to the equity holders of the parent per share — basic	€1.66	€1.62	€1.47	€0.85	Adjusted net income attributable to the equity holders of the parent per share — basic
Earnings attributable to the equity holders of the parent per share — diluted	€1.65	€1.61	€1.46	€0.85	Adjusted net income attributable to the equity holders of the parent per share — diluted

(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix III.

(b)	Only the portion related to the tax savings in respect of the current fiscal year are included in the adjusted net income of the period (i.e. €386 million for the first nine months of 2005 and €362 million for the first nine months of 2004)

(c)	Including 72% of Cegetel’s earnings as well as capital gain on the divestiture. In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced on May 11, 2005 and closed on August 22, 2005, the fixed operations of SFR qualified as discontinued operations. The first nine months of 2004 also included 80% of Vivendi Universal Entertainment’s earnings generated over the period (€163 million) as well as capital gain on VUE divestiture (€650 million).
For supplementary information, please refer to Vivendi Universal’s financial report that will be posted on Vivendi Universal’s website on November 17, 2005 after the Analyst Conference.

7/11

APPENDIX II
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF EARNINGS AND ADJUSTED STATEMENT OF EARNINGS FOR
THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(IFRS, unaudited)

CONSOLIDATED STATEMENT OF EARNINGS (a)			ADJUSTED STATEMENT OF EARNINGS (a)
	3rd Quarter Ended		3rd Quarter Ended
(In millions of euros, except per share amounts)	September 30,		September 30,
	2005	2004	2005	2004

Revenues	€4,874	€4,353	€4,874	€4,353	Revenues
Cost of revenues	(2,550)	(2,150)	(2,550)	(2,150)	Cost of revenues

Margin from operations	2,324	2,203	2,324	2,203	Margin from operations

Earnings from operations	1,005	884	1,005	884	Earnings from operations
Other income from ordinary activities	14	22	14	22	Other income from ordinary activities
Other charges from ordinary activities	—	(9)
Income from equity affiliates	53	55	53	55	Income from equity affiliates

Earnings before interest and income taxes	1,072	952	1,072	961	Earnings before interest and income taxes
Interest	(66)	(78)	(66)	(78)	Interest
Other financial charges and income	40	80

Interest and other financial charges and income	(26)	2	(66)	(78)	Interest and other financial charges and income

Earnings from continuing operations before income taxes	1,046	954	1,006	883	Earnings from continuing operations before income taxes
Provision for income taxes	(152)	434	(167)	37	Provision for income taxes

Earnings from continuing operations	894	1,388	839	920	Earnings from continuing operations
Earnings from discontinued operations (b)	141	(112)

Earnings	€1,035	€1,276	€839	€920	Adjusted net income

Attributable to :					Attributable to :
Minority interests	388	275	314	290	Minority interests
Equity holders of the parent	€647	€1,001	€525	€630	Equity holders of the parent

			525	389	Adjusted net income attributable to the equity holders of the parent,
		% Change : + 35%			excluding the pro forma impact of the Consolidated Global Profit Tax System as at June 30, 2004
Earnings attributable to the equity holders of the parent per share — basic	€0.56	€0.88	€0.46	€0.55	Adjusted net income attributable to the equity holders of the parent per share — basic
Earnings attributable to the equity holders of the parent per share — diluted	€0.56	€0.87	€0.45	€0.55	Adjusted net income attributable to the equity holders of the parent per share — diluted

(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix III.

(b)	Including 72% of Cegetel’s earnings as well as capital gain on the divestiture. In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced on May 11, 2005 and closed on August 22, 2005, the fixed operations of SFR qualified as discontinued operations. The third quarter of 2004 also included 80% of Vivendi Universal Entertainment’s earnings generated over the period as well as capital gain on VUE divestiture.

8/11

APPENDIX III
VIVENDI UNIVERSAL
RECONCILIATION OF EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO
ADJUSTED NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
(IFRS, unaudited)
Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be an important indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it better illustrates the performance of continuing operations excluding most non-recurring, non-operating items. It includes earnings from operations, other income from ordinary activities, income from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, provision for income taxes and minority interests in adjustments as well as the deferred income tax assets mainly related to the Consolidated Global Profit Tax System. Adjusted net income (loss), attributable to equity holders of the parent never includes adjustments in earnings from operations.

3rd Quarter Ended				Nine Months Ended
September 30,				September 30,
2005	2004	(In millions of euros)		2005	2004
€647	€1,001	Earnings attributable to equity holders of the parent	(a)	€1,907	€1,845
		Adjustments
—	9	Other charges from ordinary activities	(a)	154	18
(40)	(80)	Other financial charges and income	(a)	(298)	290
(141)	112	Earnings from discontinued operations	(a)	(107)	(786)
(1)	(388)	Deferred income tax asset related to the Consolidated Global Profit Tax System		(5)	(388)
(14)	(9)	Provision for income taxes in adjustments		(17)	(18)
74	(15)	Minority interests in adjustments		53	13

€525	€630	Adjusted net income attributable to equity holders of the parent		€1,687	€974

(a)	As reported in the Consolidated Statement of Earnings.

9/11

APPENDIX IV
VIVENDI UNIVERSAL
REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS BY
BUSINESS SEGMENT
(IFRS, unaudited)
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2004.

3rd Quarter Ended September 30,					Nine Months Ended September 30,
		%	% Change				%	% Change
2005	2004	Change	at constant	(In millions of euros)	2005	2004	Change	at constant
			currency					currency

				Revenues
€1,119	€1,132	-1%	-2%	Universal Music Group	€3,211	€3,108	3%	5%
158	63	151%	151%	Vivendi Universal Games	396	211	88%	92%
863	787	10%	9%	Canal+ Group	2,515	2,438	3%	3%
2,236	2,097	7%	7%	SFR (a)	6,475	6,019	8%	8%
503	427	18%	18%	Maroc Telecom	1,380	1,206	14%	16%
(5)	(6)	17%	17%	Non core operations and elimination of intercompany transactions (b)	(17)	(22)	23%	23%

€4,874	€4,500	8%	8%	Total Vivendi Universal	€13,960	€12,960	8%	8%

				Earnings from Operations
€71	€43	65%	64%	Universal Music Group	€213	€95	124%	126%
7	(32)	na *	na *	Vivendi Universal Games	20	(200)	na *	na *
97	93	4%	3%	Canal+ Group	267	294	-9%	-11%
692	647	7%	7%	SFR (a)	2,032	1,844	10%	10%
224	195	15%	16%	Maroc Telecom	565	512	10%	12%
(83)	(73)	-14%	-15%	Holding & Corporate	(150)	(184)	18%	17%
(3)	18	na *	na *	Non core operations (b)	24	32	-25%	-25%

€1,005	€891	13%	13%	Total Vivendi Universal	€2,971	€2,393	24%	24%

na*:	not applicable.

(a)	In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced on May 11, 2005 and closed on August 22, 2005, the fixed operations of SFR qualified as discontinued operations. Consequently, revenues and earnings from operations published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations.

From January 1, 2005, SFR revenues include mobile-to-mobile sales for €674 million for the first nine months of 2005 (including €225 million for the third quarter). 2004 comparable basis includes estimated mobile-to-mobile sales applying 2005 rate, i.e. €642 million for the first nine months of 2004 (including €225 million for the third quarter).

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

10/11

APPENDIX V
VIVENDI UNIVERSAL
REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT AS PUBLISHED
(IFRS, unaudited)

3rd Quarter Ended September 30,				Nine Months Ended September 30,
2005	2004	% Change	(In millions of euros)	2005	2004	% Change
			Revenues
€1,119	€1,163	-4%	Universal Music Group	€3,211	€3,229	-1%
158	63	151%	Vivendi Universal Games	396	211	88%
863	846	2%	Canal+ Group	2,560	2,674	-4%
2,236	1,857	20%	SFR (a)	6,475	5,342	21%
503	428	18%	Maroc Telecom	1,380	1,176	17%
(5)	(4)	-25%	Non core operations and elimination of intercompany transactions (b)	(17)	127	na *

€4,874	€4,353	12%	Total Vivendi Universal	€14,005	€12,759	10%

			Earnings from Operations
€71	€33	115%	Universal Music Group	€213	€56	280%
7	(32)	na *	Vivendi Universal Games	20	(200)	na *
97	96	1%	Canal+ Group	295	301	-2%
692	644	7%	SFR (a)	2,032	1,841	10%
224	195	15%	Maroc Telecom	565	503	12%
(83)	(73)	-14%	Holding & Corporate	(150)	(184)	18%
(3)	21	na *	Non core operations (b)	24	58	-59%

€1,005	€884	14%	Total Vivendi Universal	€2,999	€2,375	26%

na*:	not applicable.

(a)	In accordance with IFRS 5, following Cegetel and neuf telecom merger, announced on May 11, 2005 and closed on August 22, 2005, the fixed operations of SFR qualified as discontinued operations. Consequently, revenues and earnings from operations published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations.

From January 1, 2005, SFR revenues include mobile-to-mobile sales for €674 million for the first nine months of 2005 (including €225 million for the third quarter).

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

11/11